Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel:	604 247 4400
Fax:	604 247 0512

News Release

February 13, 2008

Catalyst approves $12M capital project at Port Alberni mill

Vancouver, BC – Catalyst Paper (TSX:CTL) announced a $12 million capital upgrade and the restart, by mid-year, of the No. 4 paper machine at its Port Alberni mill. The investment in the mill’s thermo-mechanical pulp facility and restart of the machine was approved by the company’s Board of Directors today. The Board also approved a $14 million early retirement and severance package associated with a new labour agreement.

This step follows months of discussions with community and local union leaders on actions required to improve the mill’s business climate and cost competitiveness.

“The two union locals – CEP 592 and 686 – are to be commended for reaching a landmark agreement that puts in place modern work practices and brings labour costs to competitive industry levels,” said Richard Garneau, president and chief executive officer of Catalyst Paper. “Knowing we have the support of our employees means we can move forward with the thermo-mechanical capacity increase project and return to a two-machine mill, with a significantly improved cost structure.”

Catalyst indefinitely curtailed PM4 – its highest cost machine – on September 1, 2007. This followed repeated appeals to major stakeholders to change business conditions, including bringing the mill’s property taxes in line with competitive jurisdictions. As the city’s largest taxpayer, the Catalyst paper mill paid $7.1 million in 2007, approximately three times the Canadian average and more than twice the BC average in property tax per tonne.

Port Alberni’s city council has approved a gradual reduction of major industry property taxes over five years.

“We acknowledge this is a first step, but we remind civic leaders that to be competitive today, our annual municipal tax bill in Port Alberni should be $2 million less than it is now,” Mr. Garneau said. “We are looking to senior levels of government to also act on this critical tax issue to help municipalities improve the hosting conditions to attract industries.”

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:
Lyn Brown
Vice-President, Corporate Relations
604-247-4713